Exhibit 17.1

        July 24, 2002

John Moores
Chairman of the Board of Directors
Peregrine Systems, Inc.

Dear John and Peregrine Board Members:

Due to insurmountable differences between the board of directors and myself regarding the strategic direction of the company, I hereby resign from the positions of leader of the Remedy team and board member of Peregrine. Differences include maximizing the value of Remedy for Peregrine shareholders and best serving the Remedy community.

You approved me as the leader of an independent Remedy in late May. I am sorry it took you so long, until July 22, to describe in writing the true relationship you had in mind. I cannot accept the terms in your offer. The offer makes it clear to me that Gary Greenfield and Bain will be calling the strategic shots, including for the Remedy business. I do not believe this will be in the best interests of the Peregrine shareholders.

I offered a detailed proposal in late May and detailed plan in late June for serving the stakeholders of Peregrine with a highly profitable, cash-generating Remedy business. With the board's rejection of a Remedy subsidiary under my independent guidance, I consider my value to and future impact on Peregrine Systems, Inc. to be greatly diminished.

While receiving no remuneration since June 3, I have stabilized perhaps the most important assets of this company, the Remedy customers, partners, executive team, and employees. In the future I plan to actively explore possible alternatives that I believe will better serve all shareholders and other stakeholders.

Regards,

Larry Garlick

Cc:  Peregrine Board of Directors